Person authorized to receive communications:

                  Mr. Steven C. Kleinman
                  George Weiss Associates, Hartford, CT 06103
                  (860) 247-2018

Date of event requiring filing:  September 10, 1996

Schedule 13D

Reporting person:                         George Weiss
                                          Associates, Inc.
                      George Weiss        Profit Sharing Plan IOU Limited
                      Associates, Inc.    Trust Dated 12/1/78 Partnership
                      06-0985075          06-0995549          06-1358011

Member of group:      yes                 yes                 yes

Source of funds:      WC                  WC                  WC

Location:             Connecticut         Connecticut         Connecticut

Shares owned with:
Sole voting power       192,700              251,600

Shared voting power                                               30,500

Sole dispositive         192,700             251,600

Shared dispositive                                                30,500

Total owned              192,700             251,600              30,500

% of class owned           2.04%               2.66%                .32%

Reporting entity:             BD                  EP                  PN

Information Section

Item 1. Security and issuer

   Title of class of equity securities:  Common

   Principal Officers:

   Richard L. Fisher     605 Third Avenue, 23rd Flr., New York, NY 10158
   Martin Edelman        605 Third Avenue, 23rd Flr., New York, NY 10158
   Ron E. Jackson        605 Third Avenue, 23rd Flr., New York, NY 10158
   Kenneth J. Weber      605 Third Avenue, 23rd Flr., New York, NY 10158
   Douglas H. Verner     605 Third Avenue, 23rd Flr., New York, NY 10158

Item 2. Identity and Background

   Name                                      Principal Business

   George Weiss Associates, Inc.          Securities broker-dealer
   George Weiss Associates, Inc. Profit   Employee profit sharing plan
      Sharing Plan Trust Dated 12/1/78
   IOU Limited Partnership                Investment company
   George A. Weiss                        President,George Weiss Associates,
                                           Inc., general partner in above
                                           investment company, and trustee of
                                           above employee profit sharing plan


        The above entities were all organized in Connecticut and are located at One State Street, Hartford, CT 06103. None of the persons associated with the above entities has been convicted in a criminal proceeding, nor has been a party to a civil proceeding concerning securities laws.

Item 3. Source and Amount of Funds or Other Considerations

        The source of funds for purchases came from the capital of each entity. The amount of funds used to make purchases totals $11,427,341. None of these funds were borrowed or otherwise obtained.

Item 4. Purpose of Transaction

        The purpose of the transaction is for investment purposes only.

Item 5. Interest in Securities of the Issuer

a)                                           Common Stock
   Entity                                    Owned in the      Percent of
                                                Aggregate     Outstanding
   George Weiss Associates, Inc.                  192,700          2.04%
   George Weiss Associates, Inc. Profit           251,600          2.66%
      Sharing Plan Trust Dated 12/1/78
   IOU Limited Partnership                         30,500           .32%

                                                               Shared voting
b)                                        Sole voting and     and depositive
   Entity                                 depositive power             power

   George Weiss Associates, Inc.              192,700                none
   George Weiss Associates, Inc. Profit       251,600                none
      Sharing Plan Trust Dated 12/1/78
   IOU Limited Partnership                       none             30,500


c)
   George Weiss Associates, Inc.
              07/12/96  Bought      7,500 shares   @     15.50  per share
              07/15/96  Bought     10,000 shares   @     15.50  per share
              07/17/96  Bought      5,200 shares   @     13.88  per share
              07/19/96  Bought      8,000 shares   @     15.16  per share
              07/22/96  Bought     15,000 shares   @     15.25  per share
              07/23/96  Bought     15,000 shares   @     14.72  per share
              08/07/96  Bought      5,100 shares   @     16.25  per share
              08/09/96  Bought      7,000 shares   @     16.38  per share
              08/13/96  Bought      5,000 shares   @     16.25  per share
              08/14/96  Bought      5,000 shares   @     16.25  per share
              08/15/96  Bought     10,000 shares   @     15.75  per share
              08/15/96  Bought      5,000 shares   @     15.50  per share
              08/16/96  Bought     10,000 shares   @     16.62  per share
              08/16/96  Bought     10,000 shares   @     16.41  per share
              08/19/96  Bought     11,200 shares   @     16.58  per share
              08/20/96  Bought      8,000 shares   @     16.38  per share
              08/26/96  Bought      2,800 shares   @     16.88  per share
              08/29/96  Bought        400 shares   @     17.00  per share
              08/30/96  Bought      5,000 shares   @     17.25  per share
              09/03/96  Bought      5,000 shares   @     17.00  per share
              09/06/96  Bought      5,000 shares   @     17.00  per share
              09/10/96  Bought     10,000 shares   @     17.36  per share

   George Weiss Associates, Inc. Profit
      Sharing Plan Trust Dated 12/1/78
              07/11/96  Bought      2,200 shares   @     15.89  per share
              07/16/96  Bought      5,000 shares   @     13.75  per share
              07/17/96  Bought      5,000 shares   @     13.88  per share
              07/18/96  Bought      5,000 shares   @     15.00  per share
              07/23/96  Bought     10,000 shares   @     14.72  per share
              07/24/96  Bought      6,000 shares   @     13.98  per share
              07/25/96  Bought     17,500 shares   @     14.96  per share
              07/31/96  Bought      6,900 shares   @     14.01  per share
              07/31/96  Bought        900 shares   @     14.50  per share
              08/06/96  Bought     16,000 shares   @     15.58  per share
              08/15/96  Bought      5,000 shares   @     15.75  per share
              08/15/96  Bought      5,000 shares   @     15.50  per share
              08/16/96  Bought     10,000 shares   @     16.62  per share
              08/16/96  Bought      5,000 shares   @     16.41  per share
              08/19/96  Bought     11,300 shares   @     16.58  per share
              08/20/96  Bought      5,000 shares   @     16.38  per share
              08/21/96  Bought      2,100 shares   @     16.86  per share
              08/21/96  Bought     25,000 shares   @     16.74  per share
              08/22/96  Bought      1,300 shares   @     16.88  per share
              08/28/96  Bought      4,400 shares   @     16.88  per share
              09/04/96  Bought     10,000 shares   @     17.05  per share
              09/05/96  Bought      5,000 shares   @     17.25  per share
              09/09/96  Bought     15,000 shares   @     17.08  per share
              09/10/96  Bought      8,500 shares   @     17.36  per share

   IOU Limited Partnership
              07/25/96  Bought     17,500 shares   @     14.96  per share
              08/16/96  Bought      5,000 shares   @     16.62  per share
              08/16/96  Bought      5,000 shares   @     16.41  per share
              09/04/96  Bought      3,000 shares   @     17.05  per share

        All above transactions were effected through established securities exchanges.

d) No other persons are known to have the right to receive dividends or the proceeds from the sale of securities.

e)      not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        No such conditions exist with respect to the securities of the issuer.

        The president of George Weiss Associates, Inc. is also a general partner in the investment company, and is trustee for the employee profit sharing plan.

Signature:
        George Weiss Associates, Inc.

        President                         George A. Weiss

        George Weiss Associates, Inc. Profit
              Sharing Plan Trust Dated 12/1/78

        Trustee                           George A. Weiss

        IOU Limited Partnership

        General Partner                   George A. Weiss